FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	………………………………………………,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-……………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	May 28, 2020	By……/s/………Sachiho Tanino……………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. An overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc. (the “Company”)

May 28, 2020

Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

The Company’s corporate governance structure is described as follows under “Disclosure Based on the Principles of the Corporate Governance Code,” “Principle 3.1 Full Disclosure,” “ii) Basic Views and Guidelines on Corporate Governance.”

Reasons for Non-compliance with the Principles of the Corporate Governance Code

Supplementary Principle 4.11.1 Balance Between Diversity, Knowledge, and Experience etc. of the Board as a Whole

Descriptions of this are included in “(ii) Basic Views and Guidelines on Corporate Governance” and “(iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and Nomination of Director and Audit & Supervisory Board Member Candidates” of “Principle 3.1 Full disclosure.”

As for Directors, the Company will assign persons recognized for performing their duties in a fair and effective manner, regardless of personal attributes such as gender, nationality, and age. The Company’s Board does not include any females or non-Japanese as there are no candidates considered qualified at this time. Among Executive Officers, however, we have two females and one non-Japanese.

Disclosure based on the Principles of the Corporate Governance Code (Revised)

Principle 1.4 Strategic Share Holdings (So-called “Cross-Shareholdings” in the Corporate Governance Code)

1.	Policy Regarding Strategic Holdings

For the medium- to long-term growth of the Company, ceaseless improvement of respective systems like development, production, and sales, is essential. It is, however, difficult to achieve all of this solely through the management resources of the Canon Group. The Company decides in some cases to hold shares of companies outside the Canon Group as part of cooperation with such companies, when it determines that such shareholding would be beneficial to strengthening of those systems.

2.	Examining the Rationale of Strategic Share Holdings

As for strategic share holdings, the Company examines the medium- to long-term rationale of each holding every year on a regular basis evaluating its significance, the performance of the invested company, whether or not the yield on the investment exceeds the Company’s cost of capital, and other aspects, and making reports to the Board of Directors. If the rationale for the holding is not recognized, it will be sold. As for current share holdings, the rationale for the holdings were recognized at the Board of Directors meeting held in February 2020.

3.	Policy Regarding the Exercise of Voting Rights Pertaining to Strategic Share Holdings

The Company decides to vote for or against a proposal of invested companies based on a standard of whether or not such proposal would contribute to the profit of all shareholders, while respecting the management policies, business strategies etc. of the invested companies.

Principle 1.7 Related Party Transactions

In accordance with laws and regulations, transactions between the Company and Directors, as well as Director’s transactions involving a conflict-of-interest with the Company should be approved by the Board of Directors based on the material facts on such transactions. And after the transaction is complete, a report is given to the Board of Directors.

Executive Officers, which are elected through resolution of the Board of Directors, are treated the same as Directors.

Principle 2.6 Roles of Corporate Pension Funds as Asset Owners

Canon Inc. and major Canon Group companies in Japan jointly established the Canon Pension Fund, appointing finance and accounting experts to the roles of Chief Director, Executive Director, and Investment Managing Director. Grounded in the Basic Policy which was based on guidelines enacted by the Japanese Ministry of Health, Labour and Welfare—the pension fund employs asset allocation plans considered optimal from a medium- to long-term investment perspective, and selects investment products and entrusted institutions that align with the asset allocation plans. In asset allocation and the selection of investment institutions, careful deliberation is carried out by the asset investment committee, which consists of the Chief Director, Executive Director, Investment Managing Director and experienced investment and pension plan experts.

Additionally, scheduled monitoring of investment status, including the stewardship activities of each entrusted institution, is carried out through quarterly reporting sessions. Through this, the Canon Group has established a structure that realizes steady asset formation for employees and secures the future investment and management of a healthy pension fund that gives due consideration to avoiding conflicts of interest between pension beneficiaries and the Company.

We are also taking such steps as participating in seminars hosted by the Pension Fund Association of Japan to elevate the competencies of our investment personnel.

Principle 3.1 Full Disclosure

(i) Company Objectives (e.g., Business Principles), Business Strategies and Business Plans

1.	Corporate Philosophy

Truly global companies must foster good relations with customers and communities, as well as with governments, regions, and the environment, as part of their fulfillment of social responsibilities. The Company, under a corporate philosophy of kyosei—living and working together for the common good— will fulfill its corporate social responsibility, and will contribute to expand society, through offering superior products and services to people all over the world in order to remain an Excellent Global Corporation.

Note: The Company’s Corporate Philosophy and CSR Activity Policy are available on the Company’s website at the addresses provided below.

https://global.canon/en/vision/philosophy.html

https://global.canon/en/csr/policy/index.html

2.	Business Strategies and Business Plans

To fulfill the Company’s social responsibility, it needs to enhance its corporate competitiveness and maintain its sound financial position. Since 1996, the Company has been implementing 5-year management phases of the Excellent Global Corporation Plan, promoting the enhancement of competition and the establishment and maintenance of a sound financial structure.

Note: The Excellent Global Corporation Plan is posted on the Company’s website at the address provided below.

https://global.canon/en/vision/strategies.html

3.	Capital Policy

In order to steadily and continuously make necessary investment in medium- to long-term growth, the Company attaches importance to enhancing shareholders’ equity.

Furthermore, the Company strives to return profits to shareholders through a stable and active dividend, comprehensively taking into consideration mid-term profit forecasts, planned future investments, cash flow and other factors while also acquiring its own shares as necessary.

(ii) Basic Views and Guidelines on Corporate Governance

The Company is globally expanding its businesses in various business fields, including office equipment, consumer products, medical equipment, and industrial equipment, and aims to aggressively expand into new business fields in the future. In order to make prompt decisions in each business field, and make important decisions for the entire Canon Group or matters that straddle several business fields from a company-wide perspective and at the same time secure appropriate decision making and execution of operation, the Company judges the corporate governance structure below to be effective.

•	Board of Directors

While the focus of the organizational structure of the Board of Directors is on Representative Directors that oversee company-wide business strategies or execution such as the CEO, COO, CFO, CTO, and Representative Directors or Executive Directors that oversee multiple business fields or headquarters functions, in order to secure sound management, an adequate number of at least two or more Independent Outside Directors are appointed. The Board of Directors, in accordance with laws and regulations, makes important decisions and supervises the execution of duties by officers.

Except for the above, the CEO and other Representative Directors are active in decision making and execution, and under the command and supervision of the Representative Directors, Executive Officers that are elected through resolution of the Board of Directors make decisions and execute operations of each business field or function.

•	Audit & Supervisory Board

As a body which is in charge of the audit of operations, under the principles of autonomy, which is independent from the Board of Directors, the Company has full-time Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, and Independent Outside Audit & Supervisory Board Members that have extensive knowledge in specialized areas such as law, finance and accounting, and internal control. The Audit & Supervisory Board, which is composed of these individuals, cooperates with the Company’s accounting auditors and internal audit division, oversees the status of duty execution of operations and corporate assets to secure the soundness of management.

(iii) Board Policies and Procedures in Determining the Remuneration of the Senior Management and Directors.

1.	Policy

The remuneration of Representative Directors and Executive Directors consists of a basic remuneration, which is a fixed amount, paid each month, as a compensation for execution of duties required in accordance with their position and the degree to which they contribute in their role, a bonus that is linked to the Company’s business performance in each business year, and a stock-type compensation stock option plan to provide an incentive to improve medium- to long-term performance and raise corporate value.

The remuneration of the Executive Officers is also in line with the above.

As for Outside Directors, remuneration is limited to the basic remuneration, which is a fixed amount, paid each month.

2.	Procedure

The Company established the “Nomination and Remuneration Advisory Committee,” a non-statutory committee, which consists of the CEO, two Independent Outside Directors, and one Independent Outside Audit & Supervisory Board Member. The Committee, after examining the rationale of the remuneration system, including calculation standards of the basic remuneration and the bonus, and the granting standards of stock-type compensation stock option plan, gives reports to the Board of Directors to the effect that the system is reasonable.

The basic remuneration and bonus amount for each Director and Executive Officer is determined by the Board of Directors in accordance with calculation standards examined by the “Nomination and Remuneration Advisory Committee.”

The total amount of basic remuneration and stock-type compensation stock option plan for Directors is within the limit of the remuneration amount that is resolved by the general meeting of shareholders.

As for the bonus for Directors, the payment is fixed provided that the proposal about such payment submitted at the ordinary general meeting of shareholders is approved.

(iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and the Nomination of Director and Audit & Supervisory Board Member Candidates

1.	Policy

Director and Audit & Supervisory Board Member candidates and Executive Officers are people that have the ability to fairly and effectively execute duties and, in principle, are selected from people that have met the following requirements, regardless of personal attributes such as gender, nationality, age etc.

•	Representative Directors and Executive Directors

Have a true understanding of the corporate philosophy and code of conduct of the Company. At the same time, have broad familiarity with the Company’s businesses and operations, gained through, for example, Executive Officer experience. Have the ability to make effective decisions that overlook multiple businesses and functions. In addition to this, the CEO shall be a person with the ability to lead the Canon Group, having, in particular, a wealth of knowledge and skill related to management and a clear vision and a strong sense of responsibility.

•	Independent Outside Directors

In addition to meeting the independence standard that is separately determined by the Board of Directors, have an abundance of experience and superior insight into fields such as business management, risk management, law, and economics.

•	Audit & Supervisory Board Members

Be familiar with the Company’s businesses or its management structure, or have an abundance of experience and superior insight into professional fields such as law, finance, accounting, and internal control. As for Outside Audit & Supervisory Board Members, additionally meet the independence standards that are separately determined by the Board of Directors.

•	Executive Officers

Have been highly evaluated in terms of character and ability in managerial assessment and managerial talent training programs, and also have sufficient knowledge, experience and judgment, to shoulder the responsibility of execution in specific fields, and truly understand the corporate philosophy and code of conduct of the Company.

2.	Appointment and Nomination Procedures

The Company established the “Nomination and Remuneration Advisory Committee,” a non-statutory committee, which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member. At the time, Director and Audit & Supervisory Board Member candidates are nominated and Executive Officers are appointed, including the selection of a successor for the chief executive officer position, the CEO recommends candidates thereof from among individuals that have been recognized as having met the prescribed requirements, and the Committee checks the fairness and validity of such recommendation prior to submission to and deliberation by the Board of Directors.

Additionally, as for Audit & Supervisory Board Member candidates, prior to deliberation of the Board of Directors, consent of the Audit & Supervisory Board shall be acquired.

3.	Procedures for the Dismissal of Senior Management

In cases where a Representative Director, including the CEO, or an Executive Director, together referred to as “Senior Management,” commits an illegal, dishonest, or unfaithful act, or is deemed to have not fulfilled their role, or is judged not to be suitable for responsibilities of Senior Management, Directors, Audit & Supervisory Board Members can at any time demand that the Nomination and Remuneration Advisory Committee discuss the need for dismissal of the concerned Senior Management member.

The outcome of the Nomination and Remuneration Advisory Committee discussion, regardless of content, is presented to the Board of Directors where deliberation regarding the need for dismissal is held. Senior management subject to the deliberation are not allowed to participate in the discussion.

(v) Explanations with Respect to the Appointment, Dismissal and Nomination of Individuals

The reasons for selecting (if deemed especially necessary, the reasons for dismissing or not appointing) a candidate for Director or Audit & Supervisory Board Member are stated in the reference documents for the notice of convocation of the general meeting of shareholders.

Supplementary Principles 4-1-1 Disclosure of Scope and Content of Matters Delegated to Management.

As stated in “Principle 3.1 Full Disclosure” under “(ii) Basic Views and Guidelines on Corporate Governance,” the Board of Directors in addition to matters that are required by laws and regulations or articles of incorporation (Example: As certain amount or more of assets that are acquired or disposed of), is responsible for supervising the execution of duties and at the same time making decisions on important matters involving the entire Canon Group or important matters that straddle several business fields.

Details of items that are deliberated by the Board of Directors are determined by Regulations of the Board of Directors.

As for decision-making and execution outside of this area, based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Representative Directors undertake some of them, and Executive Officers selected by resolution of the Board of Directors undertake the others under the direction and supervision of the CEO as persons in charge of a business field or function.

Principle 4.8 Effective Use of Independent Directors

As stated in Principle 3.1 “Full Disclosure” under (ii) “Basic Views and Guidelines on Corporate Governance,” while the focus of the organizational structure of the Board of Directors is on Representative Directors that oversee company-wide business strategies or execution such as the CEO, COO, CFO, CTO, and Representative Directors or Executive Directors that oversee multiple business fields or headquarters functions, in order to secure sound management, an adequate number of at least two or more Independent Directors are appointed. Currently there are a total of five directors (three Representative Directors and two Independent Outside Directors).

Principle 4.9 Independence Standards and Qualification for Independent Directors

The Company establishes the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the board of directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of Canon Inc., taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Note: The “Independence Standards for Independent Directors/Audit and Supervisory Board Members” are available on the Company’s website at the address provided below.

https://global.canon/en/ir/strategies/governance.html

“Independence Standards for Independent Directors/Audit and Supervisory Board Members”

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1. A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2. A major lender to Canon Group, or an executing person of such lender

3. A large shareholder of Canon Inc., or an executing person of such shareholder

4. A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization

5. A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6. A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7. An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company

8. An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

Supplementary Principle 4.11.2 The Status of Directors and Audit & Supervisory Board Members Holding Concurrent Posts

The Company discloses important concurrent posts of Directors and Audit & Supervisory Board Members along with the reasons for being selected as a candidate, in the reference documents for the notice of convocation of the general meeting of shareholders where the elections of Directors and Audit & Supervisory Board Members are proposed.

Additionally, at least once a year, the status of Directors and Audit & Supervisory Board Members holding of concurrent posts are checked and disclosed. Currently, the status of holding concurrent posts, including holding of a director or officer position in other listed companies is as follows:

Directors

Fujio Mitarai

•	Audit & Supervisory Board Member of the Yomiuri Shimbun Holdings

Kunitaro Saida

•	Director of Sumitomo Osaka Cement Co., Ltd.
•	Director of HEIWA REAL ESTATE CO., LTD.

Note: Mr. Saida is an attorney.

Haruhiko Kato

•	Full-time Audit & Supervisory Board Member of Toyota Motor Corporation

Audit & Supervisory Board Members

Yutaka Tanaka

•	Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan

Note: Mr. Tanaka is an attorney.

Hiroshi Yoshida

•	Audit & Supervisory Board Member of INES Corporation

Supplementary Principle 4.11.3 Analyzing and Evaluating the Effectiveness of the Board of Directors

Once a year, a questionnaire survey of Directors and Audit & Supervisory Board Members on the items below is conducted. Based on the result of the questionnaire survey, analysis and evaluations regarding the effectiveness of the entire Board of Directors are carried out at the Board of Directors’ meeting.

•	As for the operation of Board of Directors (including the appropriateness of when documents are distributed, how often meetings are held, and the time spend deliberating)
•

As for the decision making and supervisory function of the Board of Directors (including the appropriateness of agenda items and agenda criteria of the Board of Directors as well as appropriateness etc. of content that is reported)

•	As for the roles of Outside Directors and Audit & Supervisory Board Members (including the necessity of training etc. regarding the understanding of company affairs and corporate structure)

As for fiscal year 2019, at the Board of Directors meeting held in February 2020, it was determined that there was no problem with the effectiveness of Board of Directors meetings due to ongoing measures to enhance deliberation at these meetings. These measures include, providing Outside Directors and the Audit & Supervisory Board with prior explanations of the meeting agendas, sharing management information by having Outside Directors attend Corporate Strategy Committee, etc., and the periodical exchanging of opinions between Outside Directors and the Audit & Supervisory Board based on the findings of Audit & Supervisory Board Members.

In the future, yearly analysis and evaluations will be continued and an overview of the results will be disclosed. At the same time, when necessary, efforts will be made to improve the running etc. of Board of Directors meetings.

Supplementary Principle 4.14.2 Training Policy for Directors and Audit & Supervisory Board Members

For Directors and Audit & Supervisory Board Members, when assuming their positions, training is carried out with the aim of thoroughly understanding their roles and responsibilities and securing necessary or useful knowledge for them to properly fulfill their duties. Also incumbent Directors and Audit & Supervisory Board Members can, at the Company’s expense, attend training courses held inside and outside the Company.

Furthermore, Outside Directors and Outside Audit & Supervisory Board Members, to familiarize them with the Company’s business, are given opportunities, including attending important meetings such as meetings of the Corporate Strategy Committee, holding meetings with the person in charge of business divisions, and visiting operation sites as necessary.

Principle 5.1 Policy for Constructive Dialogue with Shareholders

1.	Policy

For sustainable growth and to help improve corporate value over a medium- to long-term perspective, the Company has constructive dialogue with shareholders through an ordinary general meeting of shareholders, corporate strategy conferences, financial results conferences, and interviews with major institutional investors.

2.	The Structure to Promote Dialogue

a.

Finance & accounting (Investor Relations (IR)), legal affairs, corporate communications are responsible for working together and promoting dialogue. The Executive Vice President & CFO oversees the entire structure to promote dialogue.

b.

For analysts and institutional investors, the CEO hosts a corporate strategy conference at the beginning of the year. Other than this, the CFO hosts quarterly financial results conferences. For individual investors, conferences are held when appropriate and on the Company’s website, specific pages containing information about corporate strategy, financial results, and financial data etc. have been set up using descriptions that are easy to understand. Additionally, the Company works for dialog with domestic and overseas analysts and institutional investors, arranging interview opportunities appropriately. For detail, see special publications “III 2. IR Activities.”

Note: Investor information is available on the Company’s website at the address provided below.

https://global.canon/en/ir/

c.

As for the opinions or demands that are obtained through dialogue with shareholders, accordingly, the department in charge reports to the CFO and the CFO will report important ones to the CEO or the Board of Directors.

3.	Controlling Insider Information

The Company has set the “Rules on Prevention of Insider Trading,” which makes thorough control of undisclosed material information and provides the procedure of information disclosure.

1.	Capital Structure

Percentage of Shares Held by Foreign Investors	From 10% to less than 20%

Overview of Major Shareholders

Name of Shareholders	Number of Shares Held (Shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	94,742,900	8.91
Japan Trustee Services Bank, Ltd. (Trust Account)	43,357,100	4.08
Barclays Securities Japan Limited	26,429,117	2.48
The Dai-ichi Life Insurance Company, Limited	24,320,780	2.29
Mizuho Bank, Ltd.	22,558,173	2.12
Japan Trustee Services Bank, Ltd. (Trust Account 5)	21,834,600	2.05
State Street Bank West Client - Treaty 505234	20,815,428	1.96
SMBC Nikko Securities Inc.	17,697,000	1.66
OBAYASHI CORPORATION	16,527,607	1.55
JP Morgan Chase Bank 385151	16,295,790	1.53

Existence or Nonexistence of Controlling Shareholder, excluding Parent Company	----
Existence or Nonexistence of Parent Company	Nonexistent

Supplementary Information

“Overview of Major Shareholders” is as of December 31, 2019.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

In addition to the above shares, the Company owns 269,928,993 shares 20.24% of total issued shares) of treasury stock. The shareholding ratios above are calculated by deducting the number of treasury shares from total shares issued.

3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Nagoya (1st Section), Sapporo (Existing Market), and Fukuoka (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Number of Subsidiaries and Affiliates	300 and above

4.	Guidelines for the Protection of Minority Shareholders When Making Transactions with Controlling Shareholders, etc.

----

5.	Other Special Circumstances that may have a Material Impact on Corporate Governance

The Company has two listed subsidiaries in Japan. The Company respects the independence of each company in its managerial decision-making and execution of duties.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organization Form	Company with Audit & Supervisory Board Members

Directors

Number of Directors in the Company’s Articles of Incorporation	30
Term of Directors specified in the Company’s Articles of Incorporation	1 year
Chairman of the Board of Directors (Revised)	CEO
Number of Directors (Revised)	5
Elected Outside Directors	Elected
Number of Outside Directors	2
Number of Outside Directors designated as Independent Directors	2

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1,2, and 3)
		a	b	c	d	e	f	g	h	i	j	k
Kunitaro Saida	Attorney								☐
Haruhiko Kato	Other								☐

Note 1:	Items of selection regarding “Relationship with the Company”

Note 2:	If the item currently applies or recently applied to the referenced person mark as “¡.” If it applied in the past, mark as “☐.”

Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “🌑.” If it applied in the past, mark as “∎.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an executive of the parent company of the listed company

c	An executive of a sister company of the listed company

d	A person or an executive of an organization that has the listed company as a major business partner

e	A major business partner or an executive of a major business partner of the listing company

f	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

g	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

h	An executive (and only that executive) of a business partner of the listed company (where d, e, and f to not apply)

i	An executive (and only that executive) where there is a mutually appointed outside director relationship

j	An executive (and only that executive) where the listed company makes a contribution

k	Other

Relationship with the Company (2)

Name	Independent Director	Supplementary Information in Regard to Applicable Items	Reason(s) for Electing the Relevant Outside Director (and reason(s) for designation as Independent Director, if applicable)
Kunitaro Saida	Yes	The Company did pay Kunitaro Saida remuneration for advisory services. The amount, however, was less than 12 million yen annually and the contract has already expired.

Kunitaro Saida was elected as an Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Haruhiko Kato	Yes

Although there are business transactions between the Company and Japan Securities Depository Center, Incorporated for which Haruhiko Kato held the position of President and CEO, the transactions reflect usage of the transfer system for stocks and other securities for which we pay fees, and the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales.

The Company did pay Haruhiko Kato remuneration for advisory services. The amount, however, was less than 12 million yen annually and the contract has already expired.

Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. He was elected as an Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Voluntary Establishment of Committee(s) corresponding to Nomination Committee or Remuneration Committee	Established

Committee’s Name, Composition, and Attributes of Chairperson

	Committee Corresponding to Nominating Committee	Committee Corresponding to Remuneration Committee
Committee’s Name	Nomination and Remuneration Advisory Committee	Nomination and Remuneration Advisory Committee
All Committee Members	4	4
Full-time Members	0	0
Inside Directors	1	1
Outside Directors	2	2
Outside Experts	0	0
Other	1	1
Chairperson	Inside Director	Inside Director

Supplementary Explanation (Revised)

The Company established the Nomination and Remuneration Advisory Committee, a non-statutory committee, which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member. The committee ensures fairness and validity in the selection of each Director, Audit & Supervisory Board Member, and Executive Officer, and deliberates the necessity to dismiss Representative Directors and Executive Directors, including the CEO. It also aims to ensure validity of the remuneration system of Directors and Executive Officers. Recent activities of the Nomination and Remuneration Advisory Committee are shown below. For details, please refer to “iii) Board Policies and Procedures in Determining the Remuneration of Senior Management and Directors” and “iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and the Nomination of Director and Audit & Supervisory Board Member candidates” of “Principle 3.1 Full Disclosure” under “I 1 Disclosure Based on the Principles of the Corporate Governance Code.”

• September 27, 2019	Deliberations regarding the validity of the director, audit & supervisory board member, and executive officer remuneration system
• January 17, 2020

Deliberations regarding the election of directors, audit & supervisory board members and executive officers as well as deliberations regarding the individual remuneration amounts of directors, audit & supervisory board members, and executive officers (Bonus) and the appropriateness of remuneration system operation

• March 19, 2020

Deliberation regarding the individual remuneration amounts of directors, audit & supervisory board members, and executive officers (Basic remuneration and stock-type compensation stock options) and the appropriateness of remuneration system operation

• April 23, 2020	Deliberation regarding new management team due to resignation of President & COO and previous President & COO assuming position of advisor

The current committee comprises of the committee chairman, Chairman & CEO Fujio Mitarai, and three members, Outside Directors Kunitaro Saida and Haruhiko Kato and Outside Audit & Supervisory Board Member Yutaka Tanaka. Every meeting of the committee was attended by all three members.

The secretariat of this committee is the Secretarial Office which is involved in supporting the work of this committee, including the preparation of deliberation material and the keeping of meeting minutes.

Audit & Supervisory Board Members

Existence or Nonexistence of a Audit & Supervisory Board	Exists
Number of Audit & Supervisory Board Members in the Company’s Articles of Incorporation	5
Number of Audit & Supervisory Board Members	5

Cooperation among Audit & Supervisory Board Members, Accounting Auditors, and Internal Auditing

Cooperation between Audit & Supervisory Board Members and Accounting Auditors

The Audit & Supervisory Board Members and the Audit & Supervisory Board, before the start of an audit, receive from the Accounting Auditors an outline of their audit plan and reports about important auditing items on which the Audit & Supervisory Board Members and the Audit & Supervisory Board provide confirmation with respect to validity.

The Audit & Supervisory Board Members and the Audit & Supervisory Board receive reports on the results of the internal control system audit, the accounting audits, and the quarterly reviews from the Accounting Auditors and also exchanges opinions with the Accounting Auditors as needed.

Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Audit & Supervisory Board Members and the Audit & Supervisory Board work to grasp the situation of audits, holding meetings with Accounting Auditors in charge of auditing group companies in and outside Japan. The Audit & Supervisory Board Members and the Audit & Supervisory Board also confirm the validity of the quality management systems of audits, receiving detailed explanations about this from Accounting Auditors.

As for external audits, with the aim of monitoring the independence of accounting firms, the Company introduced an Audit & Supervisory Board pre-approval system, targeting details of the auditing contact and amount of remuneration.

Cooperation between Audit & Supervisory Board Members and Internal Auditing

The Audit & Supervisory Board Members and the Audit & Supervisory Board receive from the Corporate Audit Center outlines of their internal audit plan before conducting each audit as well as reports about important auditing items. After the internal audit is conducted, the Audit & Supervisory Board Members and the Audit & Supervisory Board hear reports on all audit results and evaluations. Furthermore, close cooperation between Audit & Supervisory Board Members and Internal Auditing is worked for through, for example, monthly meetings between full-time Audit & Supervisory Board Members and the head of the Corporate Audit Center where information and opinions are exchanged.

Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3
Number of Outside Audit & Supervisory Board Members considered to be Independent	2

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1, 2, and 3)
		a	b	c	d	e	f	g	h	i	j	k	l	m
Yutaka Tanaka	Attorney
Hiroshi Yoshida	Certified Public Accountant										☐
Koichi Kashimoto	Former employee of another company										☐

Note 1:	Items of selection regarding “Relationship with the Company”
Note 2:	If the item currently applies or recently applied to the referenced person mark as “¡.” If it applied in the past, mark as “☐.”
Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “🌑.” If it applied in the past, mark as “∎.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an accounting advisor of the listed company or its subsidiary

c	An executive or a non-executive director of the parent company of the listed company

d	An audit & supervisory board member of the parent company of the listed company

e	An executive of a sister company of the listed company

f	A person or an executive of an organization that has the listed company as a major business partner

g	A major business partner or an executive of a major business partner of the listed company

h	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

i	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

j	An executive (and only that executive) of a business partner of the listed company (where f, g, and h to not apply)

k	An executive (and only that executive) where there is a mutually appointed outside director relationship

l	An executive (and only that executive) where the listed company makes a contribution

m	Other

Relation with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Audit & Supervisory Board Member
Yutaka Tanaka	Yes	----

Yutaka Tanaka had for many years served as a judge in charge of civil cases, and subsequently has been engaging in corporate legal affairs as an attorney and as a law school professor. The Company has selected him as a candidate for Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about legal affairs to further enhance the Company’s auditing system.

In addition, he is designated an independent director/audit & supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Hiroshi Yoshida	No

Mr. Hiroshi Yoshida was previously affiliated with the Company’s accounting firm Deloitte Touche Tohmatsu LLC (resigned in March 2017). As this does not satisfy the “Independence Standard for Independent Directors/Audit and Supervisory Board Member” set by the Company, the Company does not designate him an independent director and audit & supervisory board member, although he satisfies the standard of independence set by the stock exchange. There are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid auditing firm’s annual net sales.

Hiroshi Yoshida has been engaged for many years in corporate accounting as a certified public accountant. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate accounting to further enhance the Company’s auditing system.

Koichi Kashimoto	Yes

Koichi Kashimoto used to work for The Dai-ichi Life Insurance Company, Limited. The aforesaid company is a shareholder of the Company but its shareholding ratio is approximately 2.3% (shareholding ratio is calculated by deducting the number of treasury shares from total shares issued.) Moreover, although there are transactions based on life insurance contracts between the Company and the aforesaid company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales.

Koichi Kashimoto has, over many years, been involved in business management of a major life insurance company, has served as a supervisor of general affairs including legal affairs, and furthermore has extensive international experience. The Company elected him as an Outside Audit & Supervisory Board Member given expectations that he will utilize such knowledge and experience in performing audits encompassing the entire Group, including its overseas operations.

In addition, he is designated an independent director/audit & supervisory board member, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of the stock exchanges in Japan and the Company.

Independent Directors/Audit & Supervisory Board Members

Number of Independent Directors/Audit & Supervisory Board Members	4

Other Independent Director/Audit & Supervisory Board Members Related Items

Incentives

Implementation of Measures to Grant Incentives to Directors	Introduction of a remuneration system tied to performance, introduction of a stock option system

Supplementary Information Regarding Applicable Items

Introduction of remuneration system tied to performance

As a reward for director service over a one-year term, directors receive a bonus for which consolidated income before income taxes is used as a financial indicator to measure the results of annual group-wide corporate activities. The total amount of the director’s bonus is determined by multiplying such consolidated income with a given predetermined coefficient that corresponds with the director’s position. It is also determined through individual assessment based on the degree to which the director has contributed in this role.

Bonuses along with dividend and internal reserves are essentially subjects of corporate profit distribution. As such, matters including whether a payment is allowed or the total amount of bonus as calculated above, are deliberated during the general meeting of shareholders every year.

Introduction of Stock Option System

For Directors (excluding Outside Directors) stock acquisition rights are allotted in the form of stock-type compensation stock options. This is to intend to provide an incentive for Directors to further contribute to the improvement of medium- and long- term performance and raise corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders.

The total amount of stock acquisition rights of not more than 300 million yen a year, was approved at the Company’s Ordinary General Meeting of Shareholders for the 117th Business Term held on March 29, 2018. The number of stock acquisition rights allotted to a director is calculated based on the amount determined by the director’s position, the consolidated income before income taxes in the previous year as well as the degree to which the director has contributed in this role (The amount contributed as consideration for granted stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement due to the expiration of one’s term. As for the grantee, if the Company recognizes any misconduct of duty, act conflicting with the duty of due care, etc., the Company may limit the exercise of all or a portion of the stock acquisition rights.

The payment ratio etc. between remuneration linked to performance and other remuneration

Managing from a medium- to long-term perspective is important. Based on this, the Company places emphasis on providing a certain level of basic remuneration in a stable manner. In addition to this, consideration is also given to improved performance in a single year and the pursuit of shareholder interest when determining the breakdown between basic remuneration, bonus, and stock-type compensation stock options. The maximum amount of director remuneration accounted for by the bonus and stock-type compensation stock options on average by position is set around 50% and 30% of the basic remuneration, respectively.

The Grantees of Stock Options	Internal Directors and Others

Supplementary Information Related to the Relevant Item

“Others” mean Executive Officers. Directors, excluding Outside Directors, as well as Executive Officers are in positions where they play a central role in improving corporate performance and raising corporate value. As such we designed them to be grantees.

The total amount of stock acquisition rights allocated to Directors and Executive Officers each period are as follows:

The 118th Business Term: Approximately 218 million yen (33 grantees)

The 119th Business Term: Approximately 265 million yen (35 grantees)

Director Remuneration

Disclosure of Individual Director Remuneration	Partial disclosure of individual director remuneration

Supplementary Information Related to the Relevant Item

Individual disclosure information for those whose total remuneration is 100 million yen or above is contained in the Company’s annual securities report (Yuukashouken houkokusho).

Existence or Nonexistence of Policies that Determine the Amount or Calculation Method of Remuneration	Exists

Disclosure of Policies that Determine the Amount or Calculation Method of Remuneration

The policy on determining the remuneration of Directors is described in “iii) Board Policies and Procedures in Determining the Remuneration of Senior Management and Directors,” which is a part of “Disclosure Based on the Principles of the Corporate Governance Code of “3.1 Full Disclosure” under “I 1. Fundamental Policy.”

The Support System for Outside Directors (Outside Audit & Supervisory Board Members)

System to Support Outside Directors

Outside Directors are given prior explanations of the Board of Directors meeting agendas, provided by departments that are in charge.

System to Support Outside Audit & Supervisory Board Members

The Company supports the five Audit & Supervisory Board Members, which include Outside Audit & Supervisory Board Members, by staffing full-time workers at the Office of Audit & Supervisory Board Members. Prior explanations of the Board of Directors meeting agendas are provided by a Non-outside Audit & Supervisory Board Member or the person in charge of the relevant division. In addition, although all Outside Audit & Supervisory Board Members are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Audit & Supervisory Board Member is not able to attend such meetings, we enable the Outside Audit & Supervisory Board Members to grasp the situation by reviewing audit results and other documents. Furthermore, in addition to meetings of the Audit & Supervisory Board that are held at least once a month, liaison and other meetings are held when needed, for the purpose of sharing information and supplementing the Audit & Supervisory Board Meetings, and exchanging information on important items and various audit details among themselves.

The Situation Surrounding People who have Retired from Representative Director and President, etc.

Full Name etc. of Former Representative Director and President, etc. who acts as Consultant, Adviser etc. (Revised)

Name	Masaya Maeda
Title or Position	Chief Technology Advisor
Responsibilities	Provide guidance in fields related to product development and production
Working Arrangement/Conditions (Full-time, Part-time, remuneration etc.)	Part-time position with remuneration
Date of the Retirement (President etc.)	May 1, 2020
Term of Office	Up to the end of March 2021

No. of Former Representative Director and President etc. who acts as Consultant, Adviser etc. (Revised)	1

Other Items (Revised)

The Company has no system that retired president & representative director or CEO automatically takes a post as an advisor of the Company. There are cases when the Company requests a retired director or officer (not limited to president & representative director or CEO) whose advice or support is found particularly necessary, to serve as an advisor of the Company, through deliberation of the Nomination and Remuneration Advisory Committee and resolutions of the Board of Directors.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure) (Revised)

Board of Directors, Representative Directors, Executive Officers

The Board of Directors consists of five members, three Representative Directors from inside the Company and two Outside Directors that qualify as Independent Directors. Additionally, there are 38 Executive Officers, including two females and one non-Japanese.

Our aim under this kind of structure is described in “ii) Basic Views and Guidelines on Corporate Governance” within “Principle 3.1 Full Disclosure,” under “Disclosure Based on the Principles of the Corporate Governance Code,” Under “I 1. Fundamental Policy.” In the 119th Business Term (2019), eight meetings of the Board of Directors were held. In addition to receiving reports on the execution of Director duties, the Board of Directors also deliberated and passed resolutions surrounding ordinary matters such as book closings and changes in director, audit & supervisory board members, and executive officers as well as important matter, which are specifically stipulated in laws and regulations and rules of the Board of Directors. Each director and audit & supervisory board member attended almost all of the Board of Director meetings held in the period (Directors and audit & supervisory board members that were appointed during the period attended all of the Board of Director meetings after being appointed).

Corporate Strategy Committee, Risk Management Committee, and Disclosure Committee

The Company established the Corporate Strategy Committee, consisting of Representative Directors and some Executive Officers. Among items to be decided by the CEO, the Committee undertakes prior deliberations on important matters pertaining to Canon Group strategies. Outside Directors and Audit & Supervisory Board members attend Corporate Strategy Committee meetings and are able to express their own opinions.

Based on a resolution passed by the Board of Directors, Canon set up the Risk Management Committee, which formulates policy and action proposals regarding improvement of the Canon Group risk management system. The Risk Management Committee consists of three entities: the Financial Risk Management Subcommittee, which is tasked with improving systems to ensure reliability of financial reporting; the Compliance Subcommittee, which is tasked with promoting corporate ethics and improving legal compliance systems; and the Business Risk Management Subcommittee, which is charged with improving systems to manage overall business risks, including risks related to product quality and information leak. The Risk Management Committee verifies the risk management system’s improvement and implementation and reports the status to the CEO and the Board of Directors.

In addition, the Disclosure Committee was established to undertake deliberations pertaining to information disclosure, including content and timing, to ensure important corporate information will be disclosed in a timely and accurate manner.

Audit & Supervisory Board Members, Audit & Supervisory Board

The Company is a “Company with an Audit & Supervisory Board.” The Audit & Supervisory Board consists of five individuals, three of which are Outside Audit & Supervisory Board Members, including two designated as Independent Directors and Audit & Supervisory Board Members.

In accordance with auditing policies and plans decided at Audit & Supervisory Board meetings, the Audit & Supervisory Board Members attend Board of Directors’ meetings and other important gatherings such as Corporate Strategy Committee meetings. They are also able to listen to reports from directors and employees, review documents related to important decisions, and conduct audits by investigating etc. the situation of businesses and property of the Company and its subsidiaries. Additionally, the Office of Audit & Supervisory Board Members is independent from the control of the Directors etc., and it has a dedicated staff. The Audit & Supervisory Board Members can order headquarter management and other operations to conduct investigations in cases of necessity. In this way, the Audit & Supervisory Board plays a role in monitoring management, conducting strict audits of directors’ execution of duty, including the status of development of the internal control system. Furthermore, the Audit & Supervisory Board Members cooperate closely with the accounting auditors and the Company’s internal auditing arm, and such cooperation services to improve each monitoring function.

Function, Role, and Appointment of Outside Directors and Outside Audit & Supervisory Board Members

The Company established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan. The standards are posted on the Company’s website at (https://global.canon/en/ir/strategies/governance.html). All of the Company’s Outside Directors and two of the three Outside Audit & Supervisory Board Members satisfy the standards for independence, and assume roles that contribute to the maintenance and improvement of Board of Directors’ transparency and accountability.

Internal Audit Divisions

The Corporate Audit Center, the Company’s internal auditing arm, as an independent and specialized organization and in accordance with internal audit rules, conducts audits and evaluations and provides guidance on such matters as compliance with laws and the internal control system. Furthermore, audits of particular themes such as quality, the environment, and information security, are conducted by the Corporate Audit Center in cooperation with each division in charge.

Additionally, based on top management policy, for all work processes, audits must be conducted from a specialized viewpoint and there are plans to increase the number of members from the current 80 to strengthen auditing functions.

Accounting Auditors

Up to and including the 119th Business Term, the Company had an auditing service contract with Ernst & Young ShinNihon LLC to audit its financial statements (Contracted initially with predecessor Showa & Co. in 1978). In accordance with a resolution based at the Company’s Ordinary General Meeting of Shareholders for the 119th Business Term held on March 27, 2020, the Company appointed Deloitte Touche Thomatsu LLC as its new accounting auditor.

The names and other details of the certified public accountants that carried out accounting audit work for the Company in the 119th Business Term and will carry out accounting audit work this year are as follows:

The names and other details of the certified public accountants that carried out accounting audit work for the Company in the 119th Business Term.

Certified Public Accountant			Accounting Firm	Number of years of consecutive audit
Designated Partner	Engagement Partner	Yoshihiko Nakatani	Ernst & Young ShinNihon LLC	7 years
Designated Partner	Engagement Partner	Ryo Kayama	Ernst & Young ShinNihon LLC	4 years
Designated Partner	Engagement Partner	Ken Sudo	Ernst & Young ShinNihon LLC	1 year
Designated Partner	Engagement Partner	Minoru Ota	Ernst & Young ShinNihon LLC	4 years

Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 22; Others: 80)

The names and other details of the certified public accountants that will carry out accounting audit work for the Company.

Certified Public Accountant			Accounting Firm
Designated Partner	Engagement Partner	Masayuki Yamda	Deloitte Touche Tohmatsu LLC
Designated Partner	Engagement Partner	Teruhisa Tamai	Deloitte Touche Tohmatsu LLC
Designated Partner	Engagement Partner	Kenichi Takai	Deloitte Touche Tohmatsu LLC
Designated Partner	Engagement Partner	Susumu Nakamura	Deloitte Touche Tohmatsu LLC

The Policy and Process of Nominating Director and Audit & Supervisory Board Member Candidates and Determining the Remuneration of Senior Officers

I. Encapsulated in “(iii) Board Policies and Procedures in Determining the Remuneration of the Senior Management and Directors,” and “(iv) Board Policies and Procedures in the Appointment and Dismissal of Senior Management and the Nomination of Director and Audit & Supervisory Board Member Candidates,” under “Principle 3.1 Full Disclosure,” a part of “Disclosure based on the Principles of the Corporate Governance Code,” which is included in sub-segment “1. Fundamental Policy in segment,” of segment “I. Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.” and “Directors,” and “Incentives,” of sub-segment ”1. Items Concerning Institutional Structure, Organizational Operation, etc.” of segment “II. Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters.”

Contracts for Limitation of Liability with Directors and Audit & Supervisory Board members

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company entered into contracts with outside Directors and Audit & Supervisory Board members which sets forth the limitation on their damage compensation liabilities resulting from negligence of their respective duties, provided that the amount of the limitation on the damage compensation liabilities under the said contracts shall be the amount provided by laws or ordinances.

3.	Reasons for Operating Under the Current Corporate Governance Structure

It is described in “Disclosure Based on the Principles of the Corporate Governance Code” under “I 1. Fundamental Policy,” and “II 2. Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure).”

III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the General Meeting of Shareholders and Facilitate the Exercise of Voting Rights

Supplementary Information
Early Distribution of Notice of Convocation of the General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders on March 3, 2020, 24 days prior to its latest Ordinary General Meeting of Shareholders, which was held on March 27, 2020.
Exercise of Voting Rights through Electronic Means	Exercise of voting rights through the internet is possible.

Adoption of a Platform for Electronic Exercising of Voting Rights and Other Measures to Improve the Environment for Exercising Voting Rights for Institutional Investors	A platform for the electronic exercising of voting rights has been adopted.
Providing Notice of Convocation (Summary) an English

The Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and makes this information available to the Tokyo Stock Exchange and on its website.

Other

The Company made the Notice of Convocation of the Ordinary General Meeting of Shareholders for its latest Ordinary General Meeting of Shareholders available on its website on February 25, 2020, seven days before March 3, 2020, the day it was sent out.

2.	IR Activities

	Supplementary Information	Existence or Nonexistence of explanations by a company representative
Development and Publication of Disclosure Policy

In line with related laws and regulations as well as disclosure rules of related stock exchanges, in order to enhance the system for disclosing accurate and comprehensive information for shareholders and capital markets, the Company established the Disclosure Committee in April 2005. For important company information, this committee is charged with investigating and determining the necessity, content, and timing of timely disclosure. At the same time, the Company has constructed a system for the prompt and comprehensive gathering of information from each operation where important company information is generated. For shareholders and investors, the Company continues to promptly and accurately disclose information about business conditions, holding corporate strategy conferences and conferences on results, and enhancing the Company’s IR website, setting put, among others, a special section for individual investors.

Holding of Periodic Conferences for Analysts and Institutional Investors

The Chairman & CEO hosts the Company’s Corporate Strategy Conference every year on a regular basis.

Additionally, on the day quarterly financial results are announced the Executive Vice President & CFO hosts conferences for analysts and institutional investors in Japan.

Exists

Holding of Periodic Conferences for Overseas Investors

Along with the Chairman & CEO or the Executive Vice President & CFO holding meetings with overseas investors to explain the Company’s management and business strategies, the Company posts English language documents from explanatory meetings held by these people to its website for overseas investors.

Exists
Posting of IR Materials on Website

In addition to posting legally mandated disclosure material such as annual securities reports (Yuukashouken houkokusho), information considered useful for shareholders, investors, and securities analysts, such as videos and material from explanatory meetings as well as historical quarterly and yearly data is posted to both our Japanese and English websites.

Additionally, Canon is working to improve the quality and the amount of information that it provides through its website by, among others, newly establishing pages that present business information content and adding a section that presents ESG information.

(Japanese) https://global.canon/ja/ir/

(English) https://global.canon/en/ir/

Establishment of a Post for IR

The IR Promotion Division, which is a part of the Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the general manager.

3.	Measures Concerning Respecting the Position of Stakeholders

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders

In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.

Implementation of Environmental Conservation Activities, CSR Activities, etc.

In the Company, in areas where social demand is high, such as in environmental conservation, compliance, and quality assurance, specialized departments are responding with a sense of responsibility. In addition, in 2012, Canon established its policy regarding CSR activities for the Canon Group. Under this unified policy, the department in charge of CSR is promoting and presiding over CSR activities of the entire Canon Group. Furthermore, in2017, the Company made public a basic statement regarding the Canon Group’s corporate social responsibilities. Additionally, the Company manages as a certain portion of its performance through the Company’s Consolidated Performance Evaluation System, which evaluates the performance of each business, not only a financial perspective, but from other standpoints such as how their activities contribute to the environment and society. Detailed information about environmental conservation and CSR activities, etc. is disclosed in the Canon Sustainability Report. In addition to this, the latest information is disclosed on the Company’s website as needed.

CSR Activities website: https://global.canon/en/csr/

Canon Sustainability Report: https://global.canon/en/csr/report/index.html

Establishment of Policies, etc. Concerning Supplying Information for Stakeholders

As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.

Other

Policies and Measures for Diversity

Following our philosophy of kyosei, Canon is actively promoting the utilization and fair appointment of capable people, regardless of age, gender, the existence or nonexistence of disability, etc., while respecting global diversity.

Promoting the Success of Women

In addition to providing opportunities that are in line with a person’s ability regardless of gender, we strive to ensure that all employees are treated fairly. Furthermore, we provide opportunities to study leadership, conducting leadership training sessions for women that aim to cultivate female candidates for managerial positions. On top of this, r seminars where superiors tackle case studies regarding the return of employees from parental leave and the mentoring of female managers is also being promoted. In 2019, we were awarded Platinum Kurumin Certification from the Ministry of Health, Labour and Welfare in recognition for introducing a system that supports both parenting and work as well as its status of usage.

As of the end of 2019, females as a percentage of each position was as follows:

Employees: 16.1%

Managers: 2.9%

Directors: 3.9%

Support for the Social Advancement of People with Disabilities

The employment of people with disabilities has been actively pursued for many years.

We focus on creating a work environment that makes it easier for people with disabilities to work. We are also working to improve from a facilities perspective, our response to barrier-free access and are promoting communication with people with disabilities through training and experience events. Additionally, we are supporting the work style of disabled people through the establishment of a specialized organization and consultation desks.

Globalization of workforce

Under our medium- to long-term management initiative, the Excellent Global Corporation Plan Phase V, we aim to establish a Three Regional Headquarters management system, with bases in Japan, the United States, and Europe. To support this system, we are widely looking in each country around the world, regardless of country or region, for talent human resources. Among others, we are promoting the development of globalized management by appointing appropriate personnel, regardless of nationality, as presidents, executive officers, and managers of subsidiaries in each country and region, in order to strengthen community-based management.

For detailed data and other measures regarding diversity, please refer to the disclosure within the Canon Sustainability Report.

URL:https://global.canon/en/csr/report/

Work-style Reform Policies and Measures

Canon initiated work-style reform in 2012 with the aim of creating a virtuous circle of productivity improvement and work-life balance. As a result, in 2019, the average number of annual work hours per employee was 1,725, which was significantly below the 1,800 prescribed by the Company. Especially between July and September, the Company designates and promotes work-life balance, which entails starting and finishing work earlier than normal. During the period, support for the enhancement of work-life balance of employees through various measures are promoted, such as providing programs that encourage self-development, holding various seminars, and organizing workplace exchange events. Additionally, to support the career development of employees, we are working to enhance e-learning and the holding of training courses that can be taken after work and on weekends. Furthermore, as a part of work style reform, we are promoting the use of Robotic Process Automation (RPA), with the aim of improving productivity further through symbiosis of people and robotics.

Support Health

Based on the principle of putting health first, which is one of the principles that have guided us since our founding, we are promoting systematic health support measures. Recently, we have focused our efforts on mental health, life-style diseases, cancer, and overwork and have been selected by the Ministry of Economy, Trade & Industry and the Tokyo Stock Exchange for 2020 Health & Productivity Stock Selection..

IV.	Items Related to Internal Control Systems

1.	Basic Policy Concerning Internal Control Systems and Overview of their Implementation

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) - guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

(1). System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporate Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2). The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3). As a part of the Company’s risk management system, the Company shall put in place business procedures/checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4). The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5). If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(1). During the current business term (the 119th Business Term), eight Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2). In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

(3). The activity is described in (1), Outline of Activities, (2) below.

(4). Supported by about 80 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5). The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

(2). System of Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2). The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO,

Outline of Activities

(1). Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Basic Policy on the Development of Risk Management System for 2019 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2). The Corporate Strategy Committee was held six times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

(3). System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2). The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities

(1). The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.

(2). The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

(4). System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:

(a). to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b). to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

(c). to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,

(d). in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

(e). to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(a). The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.

(b). In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c). Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d). In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.

(e). Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.

(5). System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at any time.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

(6). System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2). Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3). The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

(4). Audit & Supervisory Board Members shall have accounting auditors periodically give reports.

(5). Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

(6). The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.

(7). The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities

(1). The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee. If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2). Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3). The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board Members.

(4). Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5). Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members received reports from the Directors of subsidiaries and shared information with audit & supervisory board members of the subsidiaries.

(6). In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.

(7). In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

2.	Basic Policy Towards the Elimination of Antisocial Forces and Overview of Implementation

1.	Basic Policy

The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.

2.	Overview of Implementation

(1). In the Company’s Employment Regulation, provisions have been made with regard to barring relations with antisocial forces and the Company strives to ensure that these provisions are thoroughly adhered to by relevant employees.

(2). The Company establishes divisions in charge of supervising the countermeasures of the Group against antisocial forces, and such divisions endeavor to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them.

(3). In the Group department that responds to antisocial forces, individuals charged with preventing undue claims are deployed, and efforts are made to prepare and systematically response to potential threats in line with the Company’s manual.

(4). The Company establishes a cooperation structure with external institutions such as the National Center for the Elimination of Violent Groups, police departments with jurisdiction, neighboring companies, and lawyers etc.

(5). Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures	Not implemented

Supplementary Information Related to the Relevant Item

Not implemented

2.	Other Items Concerning Corporate Governance Structure, etc. (Revised)

A schematic diagram of the Company’s corporate governance structure and an overview of the Company’s timely disclosure system are as attached:

Corporate Governance

Overview of Timely Disclosure System

Internal system for timely disclosure of corporate information

In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by top management, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.

For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.

Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.

Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.